355 South Grand Avenue Los Angeles, California 90071-1560 Tel: +1.213.485.1234 Fax: +1.213.891.8763 www.lw.com FIRM / AFFILIATE OFFICES
September 8, 2011	Abu Dhabi Barcelona Beijing Boston Brussels Chicago Doha Dubai Frankfurt Hamburg	Moscow Munich New Jersey New York Orange County Paris Riyadh Rome San Diego San Francisco
VIA EDGAR AND FEDEX Susan Block, Esq. Attorney-Advisor Division of Corporation Finance	Hong Kong Houston London Los Angeles Madrid Milan	Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rentech Nitrogen Partners, L.P.
Registration Statement on Form S-1
Filed August 5, 2011
File No. 333-176065

Dear Ms. Block:

On behalf of Rentech Nitrogen Partners, L.P. (the “Partnership”), below please find the Partnership’s responses to the comments in your letter of September 1, 2011 with respect to the Partnership’s Registration Statement on Form S-1 (the “Form S-1”). The Partnership concurrently is filing Amendment No. 1 to the Form S-1 (the “Amendment”), which incorporates the revisions discussed below. For your convenience, each response below corresponds to the italicized comment that immediately precedes it, each of which has been reproduced from your letter in the order presented. Please note that the responses are based on information provided to us by the Partnership. In addition, we are enclosing with the copy of this letter being sent to you by FedEx five blacklined copies of the Amendment marked against the initial Form S-1. For all periods prior to the closing of this offering, references in this letter to “the Partnership” refer to Rentech Energy Midwest Corporation (“REMC”).

Please feel free to call the undersigned, David Zaheer, at (213) 891-8045 with any questions or comments.

Prospectus Cover Page

General

1.

Please confirm that you have provided all disclosure that may be required by Securities Act Industry Guide 5. Note that Release 33-6900 states that the requirements of Guide 5 “should be considered, as appropriate, in the preparation of all other limited partnership

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offerings.” Refer to Sections II.A.3.f. and II.B.2 of Securities Act Release 33-6900 for guidance and revise as appropriate.

Response:

In response to the Staff’s comment, the Partnership has carefully considered Securities Act Industry Guide 5 (the “Guide”) and Securities Act Release 33-6900 (“Release 33-6900”) and believes it has satisfied all relevant requirements of the Guide and Release 33-6900 as applied by the Staff to offerings of common units in publicly-traded limited partnerships.

With respect to the information required by II.B.2 of Release 33-6900, the Partnership notes that:

•	Information relating to “compensation to the general partner and its affiliates” is discussed on pages 53 and 54 of the Amendment.

•	Information relating to “conflicts of interest and fiduciary duties” is discussed on pages 169 through 177 of the Amendment.

•	Information relating to “management” is discussed on pages 130 through 159 of the Amendment.

•	The Partnership’s partnership agreement is summarized on pages 180 through 192 of the Amendment.

•	Information relating to “distributions and allocations” is described on pages 59 through 69 of the Amendment.

The Partnership believes that disclosure of prior performance as referenced in Section II.A.3.f of Release 33-6900 is not warranted because the Partnership, although structured as a limited partnership, is not a “program” as that term is used in the Guide or Release 33-6900. For instance, the Partnership is not a commodity pool or an equipment leasing, oil and gas or real estate investment program. In addition, the Partnership does not, and does not intend to, engage in trading activities or purchase real estate properties for investment. To the contrary, the Partnership is an operating business that owns and operates a nitrogen fertilizer manufacturing plant. In contrast to “programs,” the Partnership will not generate income from trading activities or passive investments; instead, the Partnership generates substantially all of its income from manufacturing and selling nitrogen fertilizer products (mainly ammonia and UAN).

2.	Please advise us as to whether you intend to use additional sales material, in addition to the prospectus to sell the common units. If this is the case, please provide the staff with copies of any sales literature you intend to use, prior to use. These materials are subject to our review and comment. Refer to Item 19.D. of Securities Act Industry Guide 5 and Release No. 33-6900 regarding disclosure in offerings of limited partnership interests.

September 8, 2011

Response:

In response to the Staff’s comment, the Partnership confirms that no sales material will be given to any prospective investors in connection with the offering other than a preliminary prospectus. The Partnership intends to conduct a “road show” in connection with the offering that will include a slide presentation. Hard copies of the slide presentation will not be distributed to prospective investors.

3.	We note references to “Our Attractive Market” on pages 4 and 10 and “attractive pricing” on page 116. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 4, 112 and 118 of the Amendment.

4.	Please balance the disclosure in the first bullet under “Our Competitive Strengths” on page three to clarify that grain prices may decrease. Balance to indicate that historical nitrogen fertilizer prices have been volatile and that nitrogen fertilizer prices may actually decrease. Additionally please balance the third to last sentence in the last full paragraph on page six to indicate that natural gas prices may increase. Please also balance disclosures similar to these found elsewhere.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 3, 6, 111 and 115 of the Amendment.

Outside Cover Page of the Prospectus

5.	Please revise to disclose the percentage of the proceeds that will actually be invested into the business. It appears from the Use of Proceeds section that the amount invested into the business would equal the amounts you intend to use for the replacement of your steam methane reformer tubes and for general working capital.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See the outside cover page of the prospectus included in the Amendment.

Prospectus Summary, page 1

6.	Please include a summary of the transactions that will take place in connection with this offering, as discussed on page 51.

September 8, 2011

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 10 of the Amendment.

Overview, page 1

7.	Please briefly explain here that your products are nitrogen-based.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 1, 75 and 110 of the Amendment.

Our Competitive Strengths, page 3

8.	Please briefly clarify what is meant by “pure-play.”

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 3 and 111 of the Amendment.

Consistent and Growing Demand for Nitrogen, page 3

9.	Please revise this heading in light of data on page 99 indicating that nitrogen consumption has decreased several times since the year 2000. Please also revise similar disclosure found elsewhere.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 3 and 111 of the Amendment.

History of High Net Realized Sales Prices, page 5

10.	It is not clear to us what the table on page 5 is trying to depict. Please clarify with a discussion accompanying the table what “Net Realized Sales Prices for Ammonia” represents. For instance, are the numbers listed an average sales price per ton of ammonia? In the alternative, please remove this from the summary section. Similarly revise your disclosure at page 111.

Response:

The Partnership confirms that the referenced table on page 5 of the Amendment includes the average sales prices per ton of ammonia, net of reported freight, transportation or other related costs, of the listed fertilizer producers for the periods presented (with the exception of CF Industries Holdings, Inc. and Agrium, Inc., which report only their average gross sales prices per

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ton of ammonia, as noted in footnote (2) to the table). In response to the Staff’s comment, the Partnership has revised the disclosure as requested to make this clarification. See pages 2, 5, 75, 110, 113, 114 and B-1 of the Amendment.

11.	With a view to revised disclosure please tell us how you selected the competitors listed on page five. Please tell us what portion of the market you and these competitors together represent.

Response:

The Partnership confirms that the competitors listed on page 5 of the Amendment comprise all of the publicly traded ammonia producing companies in the United States and Canada whose primary business is fertilizer production. The Partnership respectfully submits to the Staff that comparing average net sales prices per ton of ammonia with these competitors provides relevant information for several reasons. First, a comparison of average net sales prices with ammonia producing companies that are not primarily engaged in the fertilizer business would not be useful because prices for ammonia in the agricultural market differ from those in the industrial market, and the average net sales prices per ton of ammonia of companies outside the fertilizer business would not be comparable to those of the Partnership. Second, the Partnership believes that investors considering an investment in this offering will compare the Partnership’s average net sales prices per ton of ammonia with those of comparable publicly traded competitors. Third, while data for the publicly traded competitors is publicly available, the Partnership does not have access to comparable data for private companies. The Partnership confirms that, according to Blue, Johnson & Associates (“Blue Johnson”), the Partnership and the listed competitors accounted for 68% of the aggregate ammonia production capacity in the United States and Canada as of February 28, 2011.

12.	Please refer to footnote two on page five. Please tell us whether the data for the competitors listed in the table are also net of both transportation costs charged to customers and transportation costs that the competitor incurred as cost of sales.

Response:

The Partnership confirms that the data listed in the referenced table includes the average sales prices per ton of ammonia, net of any reported freight, transportation or other related costs, for the Partnership and each of the listed competitors, except as otherwise noted. The Partnership respectfully submits to the Staff that the purpose of the table is to demonstrate that the Partnership has realized higher average net sales prices per ton of ammonia than the identified competitors for the periods presented. Although CF Industries Holdings, Inc. and Agrium, Inc. provide data only for their average gross sales prices per ton of ammonia, as reflected in the table, the Partnership’s average net sales prices per ton of ammonia were still higher than these gross amounts in all but one case. Accordingly, the Partnership believes that the information in the table accurately supports the proposition that that Partnership generally realized higher average net sales prices per ton of ammonia than its competitors for the periods presented.

September 8, 2011

13.	In this regard, it is not clear to us why you are only referencing publicly traded competitors in certain instances in the summary. To the extent you address publicly traded competitors, please balance the discussion regarding competitors by also addressing the competition by all competitors or advise. Similarly revise in your Business section.

Response:

In response to the Staff’s comment, the Partnership has removed references to publicly traded competitors where this distinction was not necessary. In those instances where information regarding private competitors is publicly available, the relevant disclosures now cover both publicly traded and private competitors. See pages 3 and 111 of the Amendment.

In the Amendment, the Partnership now compares itself to publicly traded pure-play nitrogen fertilizer companies only in cases where it is relevant to note that it will be one of only three of such companies in the Americas and Western Europe after completion of this offering. See pages 3, 6, 111, 114 and 115 of the Amendment.

Also, in the Amendment, the Partnership compares itself to publicly traded ammonia producing companies in the United States and Canada whose primary business is fertilizer production only where this distinction is relevant. (See the response to comment 11 above for a discussion of the relevance of this distinction). In the chart captioned “Average Quarterly Distribution of Ammonia Sales vs. Publicly Traded Competitors (2008 – 2010)” and in other instances, the Partnership has expanded comparisons to include all of these publicly traded competitors (as opposed to publicly traded pure-play competitors) to broaden the comparison. See pages 5, 6, 75, 113 and 115 of the Amendment.

Access to Low Cost Feedstock, page 6

14.	Please revise to balance this section in light of your disclosure in the last two sentences of the last paragraph of the Competition section on page 123. Please also revise similar disclosure found elsewhere.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 6 and 115 of the Amendment.

High Quality Asset with Proven Track Record, page 6

15.	It is not clear to us how your utilization rate for the past three years provides a basis for your statement regarding a “long track record” of operating at high capacity utilization. Please revise or advise. Please also revise similar disclosure found elsewhere.

Response:

September 8, 2011

In response to the Staff’s comment, the Partnership has deleted the references to a long track record of operating at high capacity utilization. See pages 1, 6, 75, 110 and 116.

Experienced Management Team, page 7

16.	Please balance your disclosure here to clarify that your management team dedicates only a percentage of their time to your business.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 7 and 116 of the Amendment.

Our Business Strategies, page 7

Pursue Organic Growth Opportunities, page 7

17.	We note your disclosure here and elsewhere regarding your strategy to grow or make future acquisitions. To the extent you discuss future possible growth or acquisitions, you should balance your disclosure throughout the filing to include a realistic discussion of the time frame for implementing growth plans and any needed financing. To the extent you do not have any current plans, or do not have financing in place, so state.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 7, 8, 117 and 118 of the Amendment.

Continue to Optimize Product Mix, page 8

18.	Please either substantiate to us or state as a belief that your facility has greater production flexibility than others.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 8, 9 and 118 of the Amendment.

Continue Proactive Approach to Environmental Issues, page 8

19.	Please revise this section including its heading in light of your disclosure on page 124 that you “are in the process of installing an SCR converter on one of [y]our nitric acid plants as part of a negotiated agreement with EPA to resolve alleged violations of the Clear Air Act….”

Response:

September 8, 2011

The Partnership respectfully acknowledges the Staff’s comment. The Partnership notes, however, that while it is installing an SCR converter on one of its nitric acid plants pursuant to a negotiated agreement with the Environmental Protection Agency (“EPA”), it employs a proactive approach to environmental issues outside of this agreement as evidenced by its installation of what the Partnership believes is the first tertiary nitrous oxide catalytic converter in the United States. The installation of the tertiary nitrous oxide catalytic converter described on pages 9 and 119 of the Amendment was a project that was voluntarily undertaken and is not related to any orders from or agreements with EPA. This project represents an example of the Partnership’s proactive approach to environmental issues.

The Offering, page 10

Cash Distribution, page 11

20.	Please balance the disclosure here to indicate that the pro forma cash available for distribution information for the 12 months ended March 31, 2011 and the fiscal year ended September 30, 2010 do not necessarily reflect the actual cash that would have been available.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 13 and 14 of the Amendment.

Call Right, page 13

21.	Please indicate here that there is no restriction in the partnership agreement that prevents your general partner from issuing additional units and then exercising the call right.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 14 of the Amendment.

Summary Historical Financial and Pro Forma Financial Information, page 16

22.	As proceeds of the offering will be used to repay certain indebtedness, please provide pro forma earnings per share data (basic and diluted) giving effect solely to the payment of debt with proceeds of the shares used for this purpose. Please present this pro forma data for the most recent fiscal year and interim period. In addition, please also provide a note that explains the basis of the computation of this pro forma information including how much debt will be repaid, the amount of shares with its estimated IPO price used for this purpose, and the related pro forma weighted average shares outstanding. Please revise accordingly.

Response:

September 8, 2011

The Partnership confirms that it is not yet able to calculate the requested pro forma earnings per common unit data because the related calculations are dependent on, among other things, assumptions regarding transaction size and valuation. However, in response to the Staff’s comment, the Partnership has revised the Amendment to provide a framework for the requested disclosure, and substantive disclosure will be included in a future amendment to the Form S-1. See pages 18 and 21 of the Amendment.

Risk Factors, page 20

23.	Please add risk factor disclosure that you do not maintain a fleet of trucks or fleet of rail cars to address the risk that your customers may opt to not pick up the products or that your customers transportation needs may change.

Response:

In response to the Staff’s comment, the Partnership has added disclosure as requested. See pages 35 and 36 of the Amendment.

The nitrogen fertilizer business is, and nitrogen fertilizer prices are, seasonal, cyclical and highly volatile, page 23

24.	Please revise the risk factor subheading to indicate that nitrogen fertilizer demand is at high point in the cycle so that investors may assess the risks.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 25 of the Amendment.

Any decline in United States agricultural production or crop prices, page 23

25.	Please revise to provide a separate risk factor addressing risks related to ethanol incentives.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 26 of the Amendment.

The market for natural gas has been volatile, page 26

26.	Please revise the subheading to indicate that natural gas prices are currently at a low point in the cycle so that investors may assess the risk.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 28 of the Amendment.

September 8, 2011

Our partnership agreement, page 40

27.	Please provide a separate risk factor, with its own subheading, that the partnership agreement permits your general partner to make decisions in its individual capacity.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 43 of the Amendment.

Use of Proceeds, page 53

28.	Please revise the reference to the “additional distribution to RDC” to discuss the “certain capital expenditures it made on [y]our behalf with respect to our business.”

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 10, 11, 53, 55 and 163 of the Amendment.

29.	In regards to the existing term loan, please quantify how much was used to repay the previous agreement and how much was used to pay a dividend to Rentech.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 55 of the Amendment.

Forecasted Cash Available for Distribution, page 62

Basis of Presentation, page 62

30.	Please explain to us how it is reasonable to assume that the Transactions occurred on July 1, 2011. We note your disclosure on page 57 that cash will be available for distribution only from periods after the closing date of the offering. In the alternative please revise to include a forecast starting from a period that begins after the date your amendment is filed.

Response:

In response to the Staff’s comment, the Partnership has updated the disclosure to contemplate a forecast of cash available for distribution for the fiscal year ending September 30, 2012, which will assume that the Transactions occurred on October 1, 2011. At this time, the Partnership is unable to complete the information in the forecast, because it is still in the process of finalizing a budget for that fiscal year. However, prior to the time the preliminary prospectus for this offering is distributed to potential investors, the Partnership will amend the Form S-1 to complete the forecast. The Partnership will allow sufficient time for the Staff to review the

September 8, 2011

disclosure relating to the completed forecast and for the Partnership to respond to any comments that result from the Staff’s review prior to distribution of the preliminary prospectus.

Summary of Significant Forecast Assumptions, page 62

Revenues, page 63

31.	With a view to revised disclosure please explain to us why you expect “increased demand” for granular urea and liquid urea. Additionally please explain to us how “premium pricing” increases sales volumes for granular urea and liquid urea.

Response:

The Partnership acknowledges the Staff’s comment. In connection with the revisions to the Amendment discussed in the response to comment 30 above, the Partnership has deleted the discussion regarding expected sales volumes of granular and liquid urea during the forecast period, including the references to “increased demand” and “premium pricing”. As discussed in the response to comment 30, in a subsequent amendment to the Form S-1, the Partnership will complete the information in the forecast, including the related assumptions and considerations. At that time, in response to the Staff’s comment, the Partnership will provide an explanation regarding any expected increases or decreases in sales volumes of granular and liquid urea. See pages 65 and 66 of the Amendment.

Management’s Discussion and Analysis, page 74

Facility Reliability, page 78

32.	We note your disclosure that you have commenced a maintenance project to replace the existing steam methane reformer tubes and, as of June 30, 2011, approximately $11.3 million has been capitalized with a remaining $20.8 million expected to be capitalized over the 18 month ending December 31, 2012. We also note your disclosure on page 66 which states that the replacement of the existing steam methane reformer tubes is necessary to maintain current levels of nitrogen fertilizer production. Please clarify for us the whether the expenditures for replacing the steam methane reformer tubes, as well as cost for replacement of any other major equipment items during a plant turnarounds, are capitalized as plant turnaround costs, as separate fixed assets, or both, and, if both, the specific circumstances under which each particular accounting treatment is prescribed.

Response:

The Partnership confirms that each capital project that is performed during a turnaround is capitalized as a separate fixed asset. In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 68 and 79 of the Amendment.

September 8, 2011

Cost of Sales, page 83

33.	We note your disclosure that natural gas may be sold to a third party with a simultaneous purchase of gas of the same quantity at a lower price to realize a reduction of raw material cost. However, we note from the tables on pages 80 and 83 that it appears that these arrangements have increased cost of sales. Please explain to us and disclose why these arrangements have increased your cost of sales instead of lowering it. Also, explain to us and disclose why the cost of such arrangement for fiscal 2009 was significantly greater than the cost in each of the surrounding fiscal years. Additionally, discuss the cash flow aspects of these transactions, such as whether they are settled at gross or on a net basis and the timing of payments made and received. Further, please explain to us your consideration of Accounting Standards Codification 845-10 in your accounting for such arrangement and how your accounting complies with its provisions, particularly in regard to the sections pertaining to “Purchases and Sales of Inventory with the Same Counterparty” and “Exchanges Involving Monetary Considerations.”

Response:

In response to the Staff’s comment, the Partnership has revised its disclosure regarding simultaneous sales and purchases of natural gas transactions to clarify how these arrangements lower overall cost of sales but create a cost of sales timing difference. The revised disclosure also explains why the volume of such arrangements for fiscal 2009 was greater than in surrounding fiscal years and their impacts on the timing of related cash flows. See pages 81, 85 and 88 of the Amendment.

The purpose of the simultaneous sale and purchase transactions is to reduce the cost of the Partnership’s natural gas used in production, which is accomplished by simultaneously selling natural gas at one location and purchasing the same quantity of natural gas at a lower cost from a different location. The simultaneous sale and purchase transactions are with the same counterparty and the two are entered into in contemplation of one another.

The simultaneous sale and purchase transactions are booked on a net basis in consideration of Accounting Standards Codification (ASC) 605-45 (formerly Emerging Issues Task Force 99-19) “Reporting Revenue Gross as a Principal versus Net as an Agent”: the Partnership has no general natural gas inventory risk when title has transferred to its counterparty; it does not have latitude in establishing price (the counterparty determines both the purchase and sales price); it is not responsible for the quality of the natural gas or for determining product specifications; it is not responsible for loss of physical inventory once title passes to the counterparty; and the amount of profit earned on each derivative is predetermined.

In consideration of ASC 845-10, these simultaneous sale and purchase transactions are treated as derivatives as opposed to nonmonetary exchanges. Based on testing under ASC 815-10-15-83, the contracts for the simultaneous sale and purchase transactions meet the criteria of derivative contracts: pricing is based on an underlying index and notional amount; no net investment required at the time of entering into the contracts; and the contracts provide for net settlement. As a result, according to ASC 815-10-05-4, the transactions were accounted for at

September 8, 2011

fair value, recognizing a loss (or gain) on the sale of the original contracted natural gas and recording the Partnership’s inventoried production natural gas at the fair value of the natural gas purchased in the simultaneous transaction. Due to the immediate timing of the sale and purchase in these transactions, the market value of the natural gas sold and the natural gas purchased, which were priced at the then current fair market value for natural gas, were the same. The price differential between the natural gas sold and the natural gas purchased is the benefit (or cost) of a physical delivery location change.

Liquidity and Capital Resources, page 90

34.	Please expand to also discuss how your dividend policy is expected to impact your liquidity.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See pages 91 and 92 of the Amendment.

Cash Flows, page 91

Operating Activities, page 91

35.	Please revise your discussion of operating cash flow to provide more emphasis on the analysis of your operating cash flows. For example, we note that operating cash flows has decreased in each of the past three fiscal years. You should discuss this decrease and your expectation as to whether you believe that this trend will continue and the potential impact to cash available for distribution. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at www.sec.gov/rules/interp/33-8350.htm for guidance.

Response:

The Partnership confirms that it has reviewed and carefully considered Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In response to the Staff’s comment and the interpretive guidance, the Partnership has revised the disclosure as requested. See page 93 of the Amendment.

Contractual Obligations, page 93

36.	Because the purpose of the contractual commitments table is to clearly show your future cash requirements, please include in the table amounts associated with your service agreement with Rentech, to the extent you have fixed contractual obligations amounts.

September 8, 2011

Response:

The Partnership acknowledges the Staff’s comment and confirms that there are no fixed amounts that REMC is required to pay to Rentech under the existing management services agreement or that the Partnership will be required to pay to Rentech under the services agreement to be entered into upon the completion of this offering.

As discussed on page 164 of the Amendment, the management services agreement requires REMC to pay Rentech the actual corporate overhead costs incurred by Rentech on behalf of REMC. The future amounts of allocable corporate overhead costs to be incurred by Rentech are not fixed or determinable at this time. However, the Partnership has disclosed the historical amounts of corporate overhead costs allocated to REMC on page 76 of the Amendment.

As discussed on page 167 of the Amendment, the services agreement will require the Partnership to reimburse Rentech for certain costs it will incur in connection with the services provided under the agreement. The future amounts of these reimbursements are not fixed or determinable at this time. Since the services agreement will not be entered into until the closing of this offering, the amounts to be paid under that agreement are not present contractual obligations.

Accordingly, the Partnership respectfully submits to the Staff that no additions to the contractual commitments tables on pages 95 and 96 of the Amendment are required at this time.

Industry Overview, page 96

37.	Please provide data as of a more recent date throughout or advise. We note for instance the data on pages 96, 97 and 103.

Response:

The Partnership acknowledges the Staff’s comment and confirms that the referenced data, contained in the tables captioned “Global Arable Land Per Capita” on page 98 of the Amendment, “Global Nitrogen Consumption Over Time” on page 99 of the Amendment and “United States Proven Dry Natural Gas Reserves on page 105 of the Amendment, is the most recent data available from the Food and Agricultural Organization, Blue Johnson and the United States Energy Information Administration, respectively, the cited sources of the data.

38.	Please revise to further explain the first graph on page 101. Explain for example whether increases in Return on Nitrogen Cost in the chart assume both increased nitrogen application and increases in corn prices.

Response:

In response to the Staff’s comment, the Partnership has deleted the referenced graph. See page 103 of the Amendment.

September 8, 2011

39.	In this regard it appears that the graph assumes increases in corn prices coupled with a fixed ammonia price. Please tell us why this presentation is reasonable given numerous statements throughout the prospectus suggesting that increased grain prices can cause nitrogen prices to rise.

Response:

In response to the Staff’s comment, the Partnership has deleted the referenced graph. See page 103 of the Amendment.

40.	Please refer to the second graph on page 101. With a view to revised disclosure, please tell us how the graph provides a basis for “expected” profits for farmers when only historical costs are shown. Additionally please tell us over what period such profits for farmers are to be “expected.”

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure and deleted references to “expected” profits. See page 103 of the Amendment.

41.	Please refer to the second graph on page 101. Please tell us why the graph includes constant 30 day and 12 month futures prices for all five years shown. Please tell us why the Average % of Total Cost totals 109%.

Response:

In response to the Staff’s comment, the Partnership has revised the graph and replaced constant corn futures prices with average annual corn futures prices for each year in the graph. In addition, the Partnership has recalculated the components of total input costs and the average percentage of total costs now equals 100%. See page 103 of the Amendment.

42.	Please refer to the graph on page 104. It would appear that part of the recent increase in $NBP may be attributable to a weakening of the dollar. In light of this please tell us why the graph shown is an accurate representation of the amount of cost advantage relative to Western European fertilizer producers. Please also revise the “Access to Low Cost Feedstock” discussion on page six to indicate, if true, that European nitrogen fertilizer producers do not typically purchase natural gas using dollars and that a dollar denominated comparison of NBP to Henry Hub may overstate the actual cost differences between domestic and European fertilizer producers.

Response:

The Partnership acknowledges the Staff’s comment. The Partnership believes that the referenced graph accurately represents its cost advantage relative to Western European fertilizer producers. The graph is intended to compare input costs for United States fertilizer producers and Western European fertilizer producers that sell their products into the United States fertilizer market. Because the products are being sold in United States dollars, the input costs must also

September 8, 2011

be converted into United States dollars to accurately make the comparison. (In computing the profits from dollar-denominated sales of nitrogen fertilizer products, one must also convert the relevant input costs to United States dollars.) For each such conversion, European prices have been converted from GBP/Therm to $/MMBtu, based on the applicable daily exchange rate, as noted in the footnote to the graph. Similarly, the natural gas prices for the National Balancing Point that are compared to Henry Hub prices on page 6 of the Amendment also must be converted to United States dollars to make an accurate comparison of profit margin for nitrogen fertilizer producers that sell their products in the United States. For such conversion, the Partnership used the daily exchange rate, as of June 30, 2011, of 6.23 GBP/Therm to $1.00/MMBtu. The Partnership has revised the disclosure on page 6 of the Amendment to reflect the applicable exchange rate; however, the Partnership respectfully submits to the Staff that no additional revisions are required to the disclosure on page 6 or the referenced graph on page 105 of the Amendment.

Fertilizer Pricing Trend, page 106

43.	Please revise the first paragraph to explain why United States nitrogen fertilizer producers were less competitive than foreign producers in the 1990s. This disclosure may help investors better understand the dynamics of your industry.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 107 of the Amendment.

Business, page 108

Transportation, page 119

44.	We note your disclosure that your customers purchase your nitrogen products at your facility and arrange to and pay to transport them to their final destinations. Please explain whether your distribution agreement with Agrium facilitates this or are these independent customers than through that agreement?

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 121 of the Amendment.

Customers, page 120

45.	Please clarify to us whether the second paragraph names every customer responsible for sales equal to 10 percent or more of your consolidated revenues.

September 8, 2011

Response:

The Partnership confirms that the referenced paragraph on page 122 of the Amendment names every customer responsible for sales equal to 10 percent or more of the consolidated revenues of the Partnership for the given periods.

46.	Please tell us why you have not filed agreements with your key customers as exhibits to the registration statement.

Response:

The Partnership confirms that it does not have any long-term purchase contracts with any of its key customers. To the extent that the Partnership’s products are purchased through Agrium, Inc., the Partnership does not enter into contracts for the sale of such products with these customers. To the extent that the Partnership sells its products directly to its key customers, those sales are governed by purchase orders. The Partnership confirms that none of these purchase orders is required to be filed as an exhibit to the Form S-1 under Item 601(b)(10) of Regulation S-K, because each of them has been entered into in the ordinary course of business, none of them is material to the Partnership and the Partnership’s business is not substantially dependent on any of them.

Environmental Matters, page 123

47.	Please revise throughout this section to clarify whether you are in compliance with the regulations discussed or advised.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 126 of the Amendment.

48.	We note on page 126 that your premises pollution liability insurance policy expires on October 1, 2011. Please tell us the status of efforts to obtain insurance beyond that date.

Response:

The Partnership is in the process of working with its insurance broker and Chartis, the incumbent insurance carrier, to renew its premises pollution liability insurance for a three-year renewal period, starting October 1, 2011. The Partnership does not anticipate any issues with renewing the policy. The Partnership has updated the applicable disclosure and will continue to update such disclosure, as needed, in future amendments. See page 128 of the Amendment.

Management, page 128

49.	We note the statement on page 128 that “the board of directors of [y]our general partner intends to have at least one independent director prior to the listing of our common units

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on the New York Stock Exchange.” Please tell us when you intend to disclose the identity of this person.

Response:

The sole member of the general partner intends to appoint an independent director to the board of directors of the general partner prior to the time the preliminary prospectus for this offering is distributed to potential investors, and the Partnership will identify this independent director in an amendment to the Form S-1. The Partnership will allow for sufficient time for the Staff to review the disclosure relating to the independent director and for the Partnership to respond to any comments that result from the Staff’s review prior to distribution of the preliminary prospectus.

50.	Please revise the second paragraph on page 130 to disclose the judgment ordering Dan J. Cohrs to pay a civil penalty and disclose the amount.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 132 of the Amendment.

Annual Incentive Compensation, page 139

51.	We note the listed performance goals. Please include qualitative and quantitative disclosure regarding the determination of goals or targets. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific target, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target.

Response:

In response to the Staff’s comment, the Partnership acknowledges its obligations to provide disclosure specifying qualitative and quantitative performance metrics, quantifying goals applicable to quantitative performance metrics, describing factors and considerations applicable to qualitative performance metrics and specifying levels of performance for its named executive officers with respect to applicable performance metrics. In accordance with the Staff’s stated policy excluding ongoing pay programs from these disclosure requirements, however, the Partnership intends to provide disclosures further describing quantitative and qualitative metrics in an amendment to the Form S-1 following the close of its current fiscal year on September 30, 2011. The Partnership further intends to disclose named executive officer performance levels relative to the applicable performance metrics as soon as such performance levels are determined by Rentech’s Compensation Committee following the close of the Partnership’s fiscal year. The Partnership will allow for sufficient time for the Staff to review this disclosure and for the

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Partnership to respond to any comments that result from the Staff’s review prior to distribution of the preliminary prospectus for this offering.

Director Compensation, page 155

52.	Please advise regarding the timing of the company’s determination on a compensation program for non-employee directors.

Response:

The general partner of the Partnership is continuing to evaluate the terms of a compensation program for its non-employee directors with the goal of finalizing this program prior to the distribution of the preliminary prospectus for this offering to potential investors. Assuming that a non-employee director compensation program is finalized by the general partner within this timeframe, the Partnership will describe this program in an amendment to the Form S-1 and will allow sufficient time for the Staff to review the disclosure relating to the program and for the Partnership to respond to any comments that result from the Staff’s review prior to distribution of the preliminary prospectus.

Material Tax Consequences, page 190

53.	Please remove the implication that the tax discussion is a “summary,” by removing the word summary.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page 194 of the Amendment.

Notes to the Financial Statements, page F-16

Note 2: Summary of Significant Accounting Policies, page F-16

Concentration of Business and Credit Risk, page F-17

54.	Given that sales under the distribution agreement constitute the majority of your net revenues, please disclose in greater detail the terms of sales made under the distribution agreement.

Response:

In response to the Staff’s comment, the Partnership has revised the disclosure as requested. See page F-17 of the Amendment.

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Other

55.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X. It appears that you should now present interim financial statements as of and for the three and nine months ended June 30, 2011.

Response:

The Partnership acknowledges the applicable requirements of Rule 3-12 of Regulation S-X and has amended the Form S-1 to include interim financial statements as of and for the nine months ended June 30, 2011. As permitted by Rule 3-12(a) of Regulation S-X, the Partnership has not included statements of income and cash flows for the three months ended June 30, 2011.

56.	Provide a currently dated consent from the independent registered public accountant in the amendment.

Response:

In response to the Staff’s comment, the Partnership has included a currently dated consent from each of PricewaterhouseCoopers LLP and Ehrhardt Keefe Steiner & Hottman PC as exhibits 23.1 and 23.2, respectively, to the Form S-1.

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If you have any additional questions, please feel free to call the undersigned at (213) 891-8045 to discuss them.

Very truly yours,

/s/ David A Zaheer

David A. Zaheer, Esq. of LATHAM & WATKINS LLP

cc:	Anthony J. Richmond, Esq.

Brett E. Braden, Esq.

G. Michael O’Leary, Esq.